SIERRA BANCORP
Parent Company for Bank of the Sierra
CORPORATE OFFICE
86 North Main Street • P.O. Box 1930 • Porterville, CA 93258 • Phone (559) 782·4900
Fax (559) 782·4994

August 9, 2017

Erin E. Martin, Esq.

Special Counsel

Office of Financial Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sierra Bancorp Amendment No. 2 to Registration Statement on Form S-4 Filed August 9, 2017 File No. 333-218731

Dear Ms. Martin:

Sierra Bancorp (the “Company”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m. Eastern time on Friday, August 11th, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Erin E. Martin, Esq.

U.S. Securities and Exchange Commission

August 9, 2017

Please contact Nikki Wolontis at (818) 631-2224 with any questions you may have concerning this request.  In addition, please notify Ms. Wolontis when this request for acceleration has been granted. Thank you very much for your cooperation and assistance.

SIERRA BANCORP

By	/s/ Kevin J. McPhaill
Kevin J. McPhaill
Chief Executive Officer

cc:	Nikki Wolontis, Esq.